SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                              RANCHER ENERGY CORP.
                                (Name of Issuer)

                         Common Stock, $.00001 Par Value
                         (Title of Class of Securities)

                                    75188R106

                                 (CUSIP Number)

                                December 21, 2006
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 4 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 75188R106                 13G              Page 2 of 4 Pages

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     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            JANA PARTNERS LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER

                    10,666,666 (including warrants to acquire 5,333,333 shares of Common Stock)
SHARES         --------------------------------------------------------------

               (6)  SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY            ---------------------------------------------------------

               (7)  SOLE DISPOSITIVE POWER
EACH
                    10,666,666 (including warrants to acquire 5,333,333 shares of Common Stock)
               --------------------------------------------------------------
REPORTING
               (8)  SHARED DISPOSITIVE POWER

PERSON WITH         -0-
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

             10,666,666 (including warrants to acquire 5,333,333
             shares of Common Stock)
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             9.99% (see Item 4(b))
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **

             IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 75188R106                 13G              Page 3 of 4 Pages

This report on Schedule 13G (this "Schedule 13G") relates to the 5,333,333 shares (the "Owned Shares") of common stock, $.00001 par value (the "Common Stock") of Rancher Energy Corp. (the "Issuer") beneficially owned by JANA Partners LLC ("JANA") as of January 4, 2007. In addition to the Owned Shares, JANA beneficially owns warrants to purchase up to 5,333,333 shares of Common Stock of the Company (the "Warrants"). The Warrants are not exercisable until such time as the Issuer amends its articles of incorporation to increase its total quantity of authorized stock. JANA is voluntarily including in this
Schedule 13G the 5,333,333 shares of Common Stock into which the Warrants are exercisable. In the Issuer's Current Report on Form 8-K filed on December 27, 2006, the Issuer states that it has agreed to "promptly call a meeting of its stockholders to approve this increase." The number of shares of Common Stock into which the Warrants are convertible is limited pursuant to the terms of the Warrants to that number of shares of Common Stock which would result in JANA having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock.


Item 1(a).      Name of Issuer:
                Rancher Energy Corp.

Item 1(b).      Address of Issuer's Principal Executive Offices:
                1050-17th Street, Suite 1700, Denver, Colorado 80265


Item 2(a).      Name of Person Filing:
                JANA Partners LLC

Item 2(b).      Address of Principal Business Office or, if None, Residence:
                200 Park Avenue, Suite 3300, New York, New York 10166

Item 2(c).      Citizenship:
                This Statement is filed by JANA Partners LLC, a Delaware limited liability company. JANA Partners LLC is a private money management firm which holds the Common Stock of the Issuer in various accounts under its management and control. The principals of JANA Partners LLC, Barry Rosenstein and Gary Claar, are U.S. citizens.

Item 2(d).      Title of Class of Securities:
                Common Stock, $.00001 Par Value

Item 2(e).      CUSIP No:
                75188R106

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                (a)  [ ] Broker or dealer registered under Section 15 of
                         the Act,

                (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,

                (c)  [ ] Insurance Company as defined in Section 3(a)(19)
                         of the Act,

                (d)  [ ] Investment Company registered under Section 8 of
                         the Investment Company Act of 1940,

                (e)  [ ] Investment Adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E),

                (f)  [ ] Employee Benefit Plan or Endowment Fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F),

                (g)  [ ] Parent Holding Company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G),

                (h)  [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

                (i)  [ ] Church Plan that is excluded from the definition
                         of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

                (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [X]


Item 4.         Ownership:

                (a) Amount beneficially owned: 10,666,666 (including warrants to acquire 5,333,333 shares of Common Stock)

                (b) Percent of Class: 9.99%

Based upon the Issuer's Current Report on Form 8-K filed on December 27, 2006, the Issuer had 49,104,580 shares of Common Stock outstanding as of December 21, 2006, and issued an additional 40,694,335 shares of Common Stock pursuant to a Securities Purchase Agreement dated December 21, 2006, resulting in a total of 89,798,915 shares of Common Stock outstanding. Therefore, based on 89,798,915 shares of outstanding Common Stock, after giving effect to an intended increase in the authorized Common Stock of the Issuer and an exercise of the Warrants subject to the blocker provision described above, JANA may be deemed to beneficially own 9.99% of the outstanding Common Stock of the Issuer.

                (c) Number of shares as to which JANA Partners LLC has:
                    (i) Sole power to vote or to direct the vote: 10,666,666 (including warrants to acquire 5,333,333 shares of Common Stock)
                    (ii)  Shared power to vote or to direct the vote: -0-
                    (iii) Sole power to dispose or to direct the
                          disposition: 10,666,666 (including warrants to acquire 5,333,333 shares of Common Stock)
                    (iv) Shared power to dispose or to direct the disposition: -0-

Item 5.         Ownership of Five Percent or Less of a Class:
                Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another
                Person.
                Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on the Parent Holding Company:
                Not Applicable.

Item 8.         Identification and Classification of Members of the Group:
                Not Applicable.

Item 9.         Notice of Dissolution of Group:
                Not Applicable.

CUSIP No. 75188R106                  13G                  Page 4 of 4 Pages

Item 10.        Certification:

By signing below, each of the reporting persons hereby certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

DATED:  January 4, 2007




                                                JANA PARTNERS LLC

                                            By: /s/Barry Rosenstein
                                                --------------------
                                                Barry Rosenstein
                                                Managing Partner

                                            By: /s/Gary Claar
                                                --------------------
                                                Gary Claar
                                                General Partner